Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ISSUE OF SUBORDINATED TERM DEBTS
This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The Board has considered and approved the proposal in relation to the issue of subordinated term debts with an aggregate amount of not exceeding RMB30 billion by the Company. The subordinated term debts shall be issued to qualified investors who meet the relevant regulatory requirements, with a term of no less than 5 years and by reference to market interest rate. A notice of the extraordinary general meeting and a circular in respect of the issue of subordinated term debts will be issued in due course.
This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
At the meeting of the board of directors (the “Board”) of China Life Insurance Company Limited (the "Company”) held on 23 August 2011, the Board has considered and approved the proposal in relation to the issue of subordinated term debts with an aggregate amount of not exceeding RMB30 billion by the Company. The subordinated term debts shall be issued to qualified investors who meet the relevant regulatory requirements, with a term of no less than 5 years and by reference to market interest rate. The proceeds of the subordinated term debts will be used to replenish the Company’s supplementary capital and raise the solvency ratio of the Company. The Board put forward to the shareholders’ general meeting to consider and approve the issue of subordinated term debts and to authorize the Board to delegate the management of the Company to handle matters in relation to the issue of subordinated term debts. The resolution to be sought in relation to the authorization for the issue of subordinated term debts will be valid for 12 months from the date of approval by the shareholders’ general meeting of the Company.

Commission File Number 001-31914
The issue of subordinated term debts is subject to (i) the approval of shareholders at the shareholders’ general meeting of the Company, and (ii) the approvals of China Insurance Regulatory Commission and other relevant governing authorities. A notice of the extraordinary general meeting and a circular in respect of the issue of subordinated term debts will be issued in due course.

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng Company Secretary
Hong Kong, 23 August 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh

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